

                                                                                                             EXHIBIT 12.1

                                              SENIOR HOUSING PROPERTIES TRUST
                                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                  (Dollars in thousands)

                                                                         Year Ended December 31,
                                                 ------------------------------------------------------------------------
                                                     2000           1999            1998           1997          1996
                                                 ------------------------------------------------------------------------

  Earnings:
  Income before gain on sale of
     properties                                       $31,022         $14,834         $46,236        $44,723      $36,441
  Fixed charges                                        15,366          18,768          19,293         16,958       14,719
                                                 ------------------------------------------------------------------------
  Adjusted Earnings                                   $46,388         $33,602         $65,529        $61,681      $51,160
                                                 ========================================================================

  Fixed Charges:
  Interest expense                                    $15,366         $18,768         $19,293        $16,958      $14,719
                                                 ------------------------------------------------------------------------
  Total Fixed Charges                                 $15,366         $18,768         $19,293        $16,958      $14,719
                                                 ========================================================================

  Ratio of Earnings to Fixed Charges                     3.0x            1.8x            3.4x           3.6x         3.5x
                                                 ========================================================================

     Senior Housing Properties Trust ("Senior Housing"), was organized on December 16, 1998, as a 100% owned subsidiary of HRPT Properties Trust ("HRPT"). On October 12, 1999, HRPT distributed 50.7% of its ownership in Senior Housing to HRPT shareholders (the "Spin-Off"). This computation of earnings to fixed charges is presented as if Senior Housing was a separate legal entity from HRPT prior to the Spin-Off, although no such entity existed until October 12, 1999. Interest expense was allocated based on HRPT's historical interest expense as a percentage of HRPT's average historical costs of real estate investments.

     The ratios of earnings to fixed charges presented above were computed by dividing Senior Housing's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income before income taxes, extraordinary items and gain or loss on the disposition of real property. Fixed charges consist of interest costs, whether expensed or capitalized, and any interest component of capitalized lease expense, amortization of debt discounts and deferred financing costs, whether expensed or capitalized. As of May 7, 2001, Senior Housing has not issued any preferred shares, and so the ratio of earnings to combined fixed charges and preferred shares distributions are the same as the ratios of earnings to fixed charges presented above.